Exhibit 4.40

Amendment dated April 1, 2009 to Letter Agreement, dated July 14, 2008, between Bank Mizrahi
Tefahot Ltd., as lender, and AudioCodes Ltd., as borrower.

(English Summary of Documents in Hebrew)

Date:	April 4, 2009

Parties:	Bank Mizrahi Tefahot Ltd.

Borrower:	AudioCodes Ltd.

Financial Covenants:

In relation to the following covenant:

Operating income (US GAAP):

-	At least $3 million for each consecutive four fiscal quarters, commencing December 31, 2008.

The parties agreed that until December 31, 2009 expenses due to impairment of intangible assets shall not be taken into account as part of the calculation of the operating income.